

January 20, 2016

Via E-Mail

Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower
The Landmark, 15 Queen's Road Central
Hong Kong

> **Re: Amended Schedule 13E-3**
> **Filed January 11, 2016 by Youku Tudou Inc. et. al.**
> **File No. 005-85821**

Dear Ms. Gao:

We have reviewed your filing and have the following comments.

Revised Preliminary Proxy Statement

Summary Term Sheet, page 1

1.   We reissue prior comment 3. We note that your Summary Term Sheet section and the Questions and Answers are 23 pages in length.

Certain Financial Projections, page 42

2.   We reissue prior comment 10. We note that your disclosure of projected financial information is not in response to the requirements of, or pursuant to, Item 1015 of Regulation M-A and is thus not excepted from Rule 100 of Regulation G.

Opinions of the Special Committee's Financial Advisor, page 45

3.   Please revise your disclosure on page 49 to disclose the substance of your response to prior comment 12.

4.   We reissue prior comment 13.

5.   We reissue prior comment 14 as it relates to your revised disclosure referring to certain Alibaba affiliates.

Interests of Certain Persons in the Merger, page 58

6.   We reissue prior comment 16. We are unable to locate disclosure about the proceeds to be received by each director and officer for ordinary shares they currently own.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions